Exhibit 99.4

JamesHardie™

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

11 November 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copies of substantial holding notices received by James Hardie Industries plc on 7 & 10 November 2025.

Regards

Aoife Rockett

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland) i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

JAMES HARDIE INDUSTRIES plc

2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify) iii:

3. Details of person subject to the notification obligation iv :

Name:	City and country of registered office (if applicable):
STATE STREET CORPORATION	BOSTON, US

4. Full name of shareholder(s) (if different from 3.) v:

STATE STREET BANK AND TRUST COMPANY
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.
STATE STREET GLOBAL ADVISORS ASIA LIMITED
STATE STREET GLOBAL ADVISORS EUROPE LIMITED
SSGA FUNDS MANAGEMENT, INC.
STATE STREET GLOBAL ADVISORS TRUST COMPANY
STATE STREET GLOBAL ADVISORS LIMITED
STATE STREET GLOBAL ADVISORS, LTD.
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

5. Date on which the threshold was crossed or reached vi: 31-Oct-2025

6. Date on which issuer notified: 07-Nov-2025

7. Threshold(s) that is/are crossed or reached: Below 3.00%

8. Total positions of person(s) subject to the notification obligation:

	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuer vii
Resulting situation on the date on which threshold was crossed or reached	2.99%		2.99%	579,252,286
Position of previous notification (if applicable)	3.00%		3.00%	

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii:

A: Voting rights attached to shares

Class/type of shares ISIN CODE (if possible)	Number of voting rights ix		% of voting rights	
	Direct	Indirect	Direct	Indirect
Ordinary AU000000JHX1		16,046,601		2.77%
Ordinary IE000R94NGM2		1,303,061		0.22%
SUBTOTAL A		17,349,662		2.99%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations				
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period [xi]	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
		SUBTOTAL B.1		

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations					
Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period [xi]	Physical or cash settlement [xii]	Number of voting rights	% of voting rights
			SUBTOTAL B.2		

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer. [xiii]

[X] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity [xiv]:

Name [xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
STATE STREET CORPORATION	2.99%		2.99%
STATE STREET BANK AND TRUST COMPANY	0.41%		0.41%
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.	0.15%		0.15%
STATE STREET GLOBAL ADVISORS ASIA LIMITED	0.02%		0.02%
STATE STREET GLOBAL ADVISORS EUROPE LIMITED	0.07%		0.07%
SSGA FUNDS MANAGEMENT, INC.	0.21%		0.21%
STATE STREET GLOBAL ADVISORS TRUST COMPANY	1.01%		1.01%
STATE STREET GLOBAL ADVISORS LIMITED	0.02%		0.02%
STATE STREET GLOBAL ADVISORS, LTD.	0.01%		0.01%
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED	1.09%		1.09%

11. In case of proxy voting: will cease to hold and voting rights as of

12. Additional information [xvi]:

Done at BOSTON MA USA on 07-Nov-2025.

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland) i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

JAMES HARDIE INDUSTRIES plc

2. Reason for the notification (please tick the appropriate box or boxes):

[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify) iii:

3. Details of person subject to the notification obligation iv :

Name:	City and country of registered office (if applicable):
STATE STREET CORPORATION	BOSTON, US

4. Full name of shareholder(s) (if different from 3.) v:

STATE STREET BANK AND TRUST COMPANY
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.
STATE STREET GLOBAL ADVISORS ASIA LIMITED
STATE STREET GLOBAL ADVISORS EUROPE LIMITED
SSGA FUNDS MANAGEMENT, INC.
STATE STREET GLOBAL ADVISORS TRUST COMPANY
STATE STREET GLOBAL ADVISORS LIMITED
STATE STREET GLOBAL ADVISORS, LTD.
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

5. Date on which the threshold was crossed or reached vi: 03-Nov-2025

6. Date on which issuer notified: 10-Nov-2025

7. Threshold(s) that is/are crossed or reached: Above 3.00%

8. Total positions of person(s) subject to the notification obligation:

	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuer vii
Resulting situation on the date on which threshold was crossed or reached	3.02%		3.02%	579,252,286
Position of previous notification (if applicable)	2.99%		2.99%	

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii:

A: Voting rights attached to shares

Class/type of shares ISIN CODE (if possible)	Number of voting rights ix		% of voting rights	
	Direct	Indirect	Direct	Indirect
Ordinary AU000000JHX1		16,208,101		2.80%
Ordinary IE000R94NGM2		1,303,071		0.22%
SUBTOTAL A		17,511,172		3.02%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations				
Type of financial instrument	Expiration date x	Exercise/ Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
		SUBTOTAL B.1		

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations					
Type of financial instrument	Expiration date x	Exercise/ Conversion Period xi	Physical or cash settlement xii	Number of voting rights	% of voting rights
			SUBTOTAL B.2		

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer. xiii

[X] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity xiv:

Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
STATE STREET CORPORATION	3.02%		3.02%
STATE STREET BANK AND TRUST COMPANY	0.44%		0.44%
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.	0.15%		0.15%
STATE STREET GLOBAL ADVISORS ASIA LIMITED	0.02%		0.02%
STATE STREET GLOBAL ADVISORS EUROPE LIMITED	0.07%		0.07%
SSGA FUNDS MANAGEMENT, INC.	0.21%		0.21%
STATE STREET GLOBAL ADVISORS TRUST COMPANY	1.01%		1.01%
STATE STREET GLOBAL ADVISORS LIMITED	0.02%		0.02%
STATE STREET GLOBAL ADVISORS, LTD.	0.01%		0.01%
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED	1.09%		1.09%

11. In case of proxy voting: will cease to hold and voting rights as of

12. Additional information xvi:

Done at BOSTON MA USA on 10-Nov-2025.